EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Navajo Pipeline Co., L.P. (Predecessor) and					Holly Energy
	Holly Energy Partners, L.P.					Partners, L.P.
	Year Ended December 31,					Three Months Ended
						March 31,
	2000	2001	2002	2003	2004	2005(1)

Earnings:
Net income	2,100	2,423	2,670	581	32,494	6,326
Minority interest in consolidated subsidiary	—	—	—	758	1,994	429
Income from equity method investees	(1,010)	(2,284)	(2,737)	(894)

	1,090	139	(67)	445	34,488	6,755

Add:
Total fixed charges (per below)	1,625	1,625	1,657	1,665	2,279	1,523
Distributed income of equity investees	1,650	1,243	2,487	—	—	—

Total earnings	4,365	3,007	4,077	2,110	36,767	8,278

Fixed charges:
Interest expensed	—	—	—	—	697	1,118
Estimated interest component of rent expense	1,625	1,625	1,657	1,665	1,582	405

Total fixed charges	1,625	1,625	1,657	1,665	2,279	1,523

Ratio of earnings to fixed charges	2.69	1.85	2.46	1.27	16.13	5.44

(1)	The ratio of earnings to fixed charges for the three months ended March 31, 2005 only includes earnings from our recently acquired Alon operations and interest on $150 million of the outstanding notes from February 28, 2005, when such operations were acquired and such notes were issued.